

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 24, 2009

Via U.S. Mail and Fax
Tim L. Pennington
Chief Financial Officer
Hutchison Telecommunications International Limited

Hutchison Telecom Tower
99 Cheung Fai Road
Tsing Yi
Hong Kong

> **RE: Hutchison Telecommunications International Limited**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed May 9, 2008**
> **File No. 1-32309**

Dear Mr. Pennington:

We have reviewed your supplemental response letters dated December 18, 2008, February 9, 2009 and February 18, 2009 as well as your filing and have the following comments. As noted in our comment letter dated August 28, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2007

Subsequent Events, page F-67

Fair Value of Leased Assets

1. We do not believe HCPT's method of determining fair value of the leased assets has been adequately established for years 13 – 18 of the 18 year asset life. It appears inconsistent for HCPT to value slot one under an income approach for years 13 – 18 when HCPT cannot value (or has not valued) slots two and three under an income approach for years 1 – 18.

   The assets under lease are BTS slots on 3,692 telecommunications towers. Each tower contains approximately three vertically aligned slots and HCPT has leased the slot at the top of each of the 3,692 towers. Protelindo, the tower owner / lessor, has the right to lease slots two and three to other telecom operators.

The master lease agreement between HCPT and Protelindo has a non-cancellable lease period of twelve years with a lease renewal option for the six subsequent years. HCPT determined the fair value of the leased assets (i.e., slot one) by discounting the cash flow to be generated from the non-cancellable lease periods and adding estimates of lease cash flows that Protelindo will receive from expected new leases and renewals following the end of the twelve-year lease period. HCPT was forced to look at new leases since it is "unlikely that HCPT would exercise the option for extension." We do not believe it is appropriate for HCPT to estimate future new leases and renewals for slot one in years 13 – 18 when it cannot value (or has not valued) slots two and three under an income approach for years 1 – 18.

You have stated that slots two and three on each tower are not currently under lease. You have not valued slots two and three under an income approach because there is "low possibility of being able to lease the remaining slots." As evidence, on pages 12 and 13 of your October 10, 2008 correspondence you have provided a number of reasons why the likelihood of leasing this excess capacity is low. You have also stated that "the current supply of tower slots in the Indonesian market far exceeds demand on a long-term basis, and this is expected to persist in years 13 to 18" and that the leasing industry is in its "infancy." These stated reasons have contributed to what appears to be HCPT's inability to value the second and third slots using an income approach. We believe it is inappropriate for HCPT to value slot one in years 13 – 18 using an income approach when you cannot value (or have not valued) slots two and three (i.e., years 1 – 18) using an income approach.

Consequently, we do not believe HCPT has a basis to conclude that the fair value of the leased asset is greater than $297.5 million at the inception of the lease when analyzing paragraph 10(d) of IAS 17. Please provide us a revised analysis of the classification of the lease based upon a $297.5 million fair value of the leased asset.

Fair Value of Towers

2. We do not believe that HCPT has established that the $500 million sales price of the towers was at fair value, in order to recognize profit on the sale as required by paragraph 61 of IAS 17. To establish fair value, HCPT utilized a replacement cost approach determined by the average bid price from five "leading" network vendors. We do not believe that your average appropriately established fair value due to the significant deviation in per tower prices provided by these vendors. We note that the lowest two bids were approximately 26% below the average and the highest three bids were approximately 17% above the average. Since fair value cannot be established, we believe all of the profit upon sale should be deferred and amortized over twelve years, consistent with paragraph 61. If you believe fair value was established, please explain to us your basis. As part of your analysis, tell us which vendor HCPT selected to deliver and install the combined 2G /3G network on the Indonesian islands referred to in the response and fully explain to us why this vendor was selected over the other vendors.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director